EXHIBIT 99.1


NEWS RELEASE
For further information contact:
Kevin C. Peterson
Ceanic Corporation
Chief Executive Officer
(713) 430-1100

FOR IMMEDIATE RELEASE
TUESDAY, JUNE 30, 1998

              STOLT COMEX SEAWAY AND CEANIC ANNOUNCE EXECUTION
              OF MERGER AGREEMENT RELATING TO SCS'S ACQUISTION
                      OF CEANIC FOR $20 PER SHARE CASH

  Houston,  Texas  - June 29, 1998 - Stolt Comex Seaway S.A. (NASDAQ: SCSWF;
OSE: SCS) and Ceanic Corporation (NASDAQ: DIVE) today jointly announced the signing of a merger agreement for Stolt Comex Seaway to acquire all of the outstanding common stock of Ceanic for $20 per share in cash, or about $222 million. The two companies announced the execution of a letter of intent related to the combination transaction earlier this month.

  The merger agreement is subject to Ceanic shareholder approval and conditions customary to transactions of this type, including governmental approval, and includes a termination fee. Due diligence has generally been completed and Ceanic expects the transaction to close as early as mid-August 1998.

  Stolt Comex Seaway is a leading subsea contractor to the oil and gas industry, specializing in technologically sophisticated subsea engineering, flowline lay, construction, inspection and maintenance services. The company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

  Ceanic is a leading provider of diving services, intervention technologies, subsea products, field development, general contracting and marine construction services to offshore, governmental and industrial customers in the U.S. and internationally.

  This news release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in Stolt Comex Seaway's and Ceanic's U.S. SEC filings, including but not limited to Stolt Comex Seaway's report on form 20-F for the year ended November 30, 1997 and Ceanic's Annual Report on Form 10-K for the fiscal year ended December 30, 1997, respectively. Copies of these filings may be obtained by contacting the Companies or the SEC.



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